UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------
                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                  (Check One):

[X] Form 10-K and Form 10-KSB         [ ] Form 20-F      [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB         [ ] Form N-SAR



     For Period Ended: December 31, 1998

     [ ] Transition Report on Form 10-K and Form 10-KSB
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q and Form 10-QSB
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Full Name of Registrant: Cuidao Holding Corp.

Former Name if Applicable: Not Applicable.

Address of Principal Executive Office (Street and Number): 2951 Simms Street.

City, State and Zip Code: Hollywood, Florida 33020-1510
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Cuidao Holding Corp. (the "Company") is unable to file its Form 10-KSB within the prescribed time period because the Company's financial statements for the year ended December 31, 1998 are not complete due to a delay in the receipt of certain required information related thereto. Due to the delay, the Company is not able to timely file its Form 10-KSB for its year ended December 31, 1998, without unreasonable effort or expense. This matter is receiving appropriate attention, and will be resolved on a timely basis, which will enable the Company to file the Form 10-KSB on or before the fifteenth calendar day following the prescribed due date.

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PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

     C. Michael Fisher             (954)                    924-0047
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         (Name)                 (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify report(s).

                                      [X] Yes              [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      [ ]  Yes             [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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
         Cuiado Holding Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 30, 1999          CUIDAO HOLDING CORP.


                              By: /s/ C. Michael Fisher
                               -----------------------------------------------
                                      C. Michael Fisher, Chairman of the Board,
                                      President and Chief Financial Officer




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